Mail Stop 4561

									January 31, 2006


Mr. J. Tyler Haahr
President and Chief Executive Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588
Via Mail and Facsimile (605) 977-7501

      Re:	Meta Financial Group, Inc.
		Form 10-K for the period ended September 30, 2005
		File No. 000-22140

Dear Mr. Haahr:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Exhibit 13 - 2005 Annual Report

Consolidated Financial Statements

Note 4 - Securities, page 21

1. Please provide us with your comprehensive analysis describing how you determined that your trust preferred and mortgage-backed securities with unrealized losses for 12 months or longer were not other than temporarily impaired as of September 30, 2005. Refer to
SAB 59 and include the following in your analysis:

* the nature and terms of each significant investment;
* the duration and the extent to which the market value has been less than cost; and
* the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate.

Note 15 - Commitments and Contingencies, page 27

2. We note your disclosure on page 49 of your Form 10-K regarding the suit filed by the Sioux Falls School District. Please refer to paragraphs 8 - 10 of SFAS 5 and tell us the following:

* the amount of the accrual related to this contingency as of September 30, 2004 and 2005;
* the nature and extent of the potential insurance coverage; and
* your estimate of the possible range of loss at September 30, 2005.

3. We note your disclosure on page 49 of your Form 10-K that you allocated to some participants an ownership in the outstanding loan balance in excess of the percentage specified in the participation agreement. Please tell us the following:

* whether you have adjusted the percentage for any of the participants subsequent to September 30, 2005;
* the gross amount of participations allocated in excess of the percentage specified in the participation agreement; and
* how you determined the $1,676,000 cost to adjust these participations.

4. We note your disclosure on page 3 of your annual report that you were the lead lender and servicer of approximately $32 million in loans to three affiliated companies and their owners. Please tell us the following:

* the nature of your relationship with these three affiliated companies;
* whether you consider these affiliates to be related parties as defined in SFAS 57 or Item 4-08(k) of Regulation S-X;
* when and how you first disclosed the loans to these affiliates;
* when you originated the loans and sold the participations to other lenders; and
* when and how you first became aware that there may be collectibility problems with the loans.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. J. Tyler Haahr
Meta Financial Group, Inc.
February 23, 2006
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